                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               TODAY'S MAN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  888910205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Steven Jackson
                               777 Long Ridge Rd.
                               Stamford, CT 06902
                                 (203) 614-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              December 31, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-l(b)(3) or (4), check the following box:[ ].

                       (Continued on the following page)


                              Page 1 of 13 Pages

                                SCHEDULE 13D

-------------------------------------------------------------------------------
    CUSIP NO. 888910205                                    Page 2 of 13

-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON

            TOTH, LLC
            TAX I.D. NO. 06-1475340
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]

                                                                         (b)[X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF                   7   SOLE VOTING POWER
     SHARES
     BENEFICIALLY                    916,692 SHARES
     OWNED BY EACH               ----------------------------------------------
     REPORTING                   8   SHARED VOTING POWER
     PERSON WITH
                                     0
                                 ----------------------------------------------
                                 9   SOLE DISPOSITIVE POWER

                                     916,692 SHARES
                                 ----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

                                     0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              916,692 SHARES
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     12       CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.4%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              00
-------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------------------------------------------------------------
    CUSIP NO. 888910205                                    Page 3 of 13

-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON

            TOTH II, LLC
            TAX I.D. No. 06-1476831
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]

                                                                         (b)[X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF                   7   SOLE VOTING POWER
     SHARES
     BENEFICIALLY                    983,308 SHARES
     OWNED BY EACH               ----------------------------------------------
     REPORTING                   8   SHARED VOTING POWER
     PERSON WITH
                                     0
                                 ----------------------------------------------
                                 9   SOLE DISPOSITIVE POWER

                                     983,308 SHARES
                                 ----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

                                     0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              983,308 SHARES
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     12       CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.6%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              00
-------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------------------------------------------------------------
    CUSIP NO.  888910205                                           Page 4 of 13

-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              OSIRIS GROUP, L.P.
              TAX I.D. NO. 13-3855505
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]

                                                                         (b)[X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF                   7   SOLE VOTING POWER
     SHARES
     BENEFICIALLY                    1,900,000 SHARES
     OWNED BY EACH               ----------------------------------------------
     REPORTING                   8   SHARED VOTING POWER
     PERSON WITH
                                     0
                                 ----------------------------------------------
                                 9   SOLE DISPOSITIVE POWER

                                     1,900,000 SHARES
                                 ----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

                                     0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,900,000 SHARES
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     12       CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------------------------------------------------------------
    CUSIP NO. 888910205                                    Page 5 of 13

-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              OSIRIS MANAGEMENT, LLC
              TAX I.D. NO. 13-3855504
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]

                                                                         (b)[X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
-------------------------------------------------------------------------------
     NUMBER OF                   7   SOLE VOTING POWER
     SHARES
     BENEFICIALLY                    1,900,000 SHARES
     OWNED BY EACH               ----------------------------------------------
     REPORTING                   8   SHARED VOTING POWER
     PERSON WITH
                                     0
                                 ----------------------------------------------
                                 9   SOLE DISPOSITIVE POWER

                                     1,900,000 SHARES
                                 ----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

                                     0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,900,000 SHARES
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     12       CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              00
-------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------------------------------------------------------------
    CUSIP NO. 888910205                                    Page 6 of 13

-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              STEVEN JACKSON
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]

                                                                         (b)[X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
-------------------------------------------------------------------------------
     NUMBER OF                   7   SOLE VOTING POWER
     SHARES
     BENEFICIALLY                    0
     OWNED BY EACH               ----------------------------------------------
     REPORTING                   8   SHARED VOTING POWER
     PERSON WITH
                                     1,900,000 SHARES
                                 ----------------------------------------------
                                 9   SOLE DISPOSITIVE POWER

                                     0
                                 ----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

                                     1,900,000 SHARES
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,900,000 SHARES
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     12       CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

                                SCHEDULE 13D

-------------------------------------------------------------------------------
    CUSIP NO. 888910205                                    Page 7 of 13

-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              DAVID BLUMBERG
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]

                                                                         (b)[X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              00
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
-------------------------------------------------------------------------------
     NUMBER OF                   7   SOLE VOTING POWER
     SHARES
     BENEFICIALLY                    0
     OWNED BY EACH               ----------------------------------------------
     REPORTING                   8   SHARED VOTING POWER
     PERSON WITH
                                     1,900,000 SHARES
                                 ----------------------------------------------
                                 9   SOLE DISPOSITIVE POWER

                                     0
                                 ----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

                                     1,900,000 SHARES
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,900,000 SHARES
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     12       CERTAIN SHARES                                                [ ]

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This statement relates to shares of common stock, no par value per share (the "Common Stock"), of Today's Man, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 835 Lancaster Drive, Moorestown West Corporate Center, Moorestown, NJ 08057.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is being filed jointly by Toth, LLC, a Delaware limited liability company ("Toth"), Toth II, LLC, a Delaware limited liability company ("Toth II"), Osiris Group, L.P., a Delaware limited partnership ("Osiris"), Osiris Management, LLC, a Delaware limited liability company ("Osiris Management"), Steven Jackson ("Jackson") and David Blumberg ("Blumberg" and together with Toth, Toth II, Osiris, Osiris Management and Jackson, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as
Exhibit 1.

     Toth is the direct record owner of 916,692 shaers of the Common Stock and Toth II is the direct record owner of 983,308 shares of the Common Stock, which constitute approximately 3.4% and 3.6% of the total number of outstanding shares of the Common Stock, respectively. Osiris is the managing member of Toth I and Toth II, Osiris Management is the general partner of Osiris and Jackson and Blumberg are the managing members of Osiris Management.

     S.A.C. Capital Management, L.P. and S.A.C. Investments, L.P. are the only other members of Toth and Toth II. S.A.C. Capital Management, LLC is the general partner of S.A.C. Capital Management, L.P. and S.A.C. Investments, L.P., and Steven A. Cohen ("Cohen") is the controlling member of S.A.C. Capital Management, LLC. S.A.C. Capital Management, L.P., S.A.C. Investments, L.P., S.A.C. Capital Management, LLC and Cohen are not listed as reporting persons on this Schedule 13D because all voting and investment power (as defined in Rule 13D-3) over the Common Stock is held by Osiris under the organizational documents of Toth and Toth II. In addition, S.A.C. Capital Management, L.P. and S.A.C. Investments, L.P. have vested voting and investment power with S.A.C. Capital Advisors, LLC, a Delaware limited liability company, pursuant to an Investment Management Agreement. Cohen is the Managing Member, President and Chief Executive Officer of S.A.C. Capital Advisors, LLC. The other officers of S.A.C. Capital Advisors, LLC are Scott J. Lederman, Executive Vice President and Secretary, Barry M. Skalka, Executive Vice President and Treasurer, and Terence E. Fox, Executive Vice President.


        (b) The business address of each of the Reporting Persons and each other individual named in this Item 2 is 777 Long Ridge Road, Stamford, CT 06902.

        (c) The principal business of the Reporting Persons and each other individual named in this Item 2 is investment management.

        (d) During the last five years, none of the Reporting Persons nor any of the other individuals named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons nor any of the other individuals named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) To the best knowledge of the Reporting Persons, each such Reporting Person that is a natural person and each other individual named in this Item 2 is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

        On February 2, 1996, the Company and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") seeking to reorganize under Chapter 11 of the U.S. Bankruptcy Code. NationsBank, N.A. ("NationsBank") and Bank of New York ("BONY") were pre-petition lenders to the Company and certain of its subsidiaries under an Amended and Restated Credit Agreement, dated as of April 27, 1995, amended and restated as of November 17, 1995 (the "Credit Agreement"). On February 7, 1997 Toth purchased substantially all of NationsBank's right, title and interest in bankruptcy claims arising from the Credit Agreement, and on February 28, 1997 Toth II purchased substantially all of BONY's right, title and interest arising from the Credit Agreement (together, the "Assigned Claims"). On the same dates, Toth and Toth II entered into Participation Agreements (the "Participation Agreements") with FSP, Inc. pursuant to which FSP, Inc. paid Toth and Toth II 50% of the amount they paid to NationsBank and BONY, respectively, for the Assigned Claims, and in exchange received the right to receive 50% of any payment received by Toth or Toth II on account of the Assigned Claims.

        On December 12, 1997, the Bankruptcy Court confirmed the Company's Second Amended Joint Plan of Reorganization dated September 26, 1997, as amended on December 12, 1997 (the "Plan"). Pursuant to the terms of the Plan, the Company issued 916,692 shares of its Common Stock to Toth and 983,308 shares of its Common Stock to Toth II on December 31, 1997. Such shares were received by Toth and Toth II on January 2, 1998.

        The Reporting Persons intend to review their investment in the Company from time to time and, depending on their evaluation of various factors, may sell or otherwise dispose of, some or all of the shares of the Common Stock in open market transactions or otherwise. Depending upon various factors, including the evaluation of the investment potential of the Common Stock, the Company's business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock, available opportunities to dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant, the Reporting Persons may in the future take such other actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired.

        Pursuant to the terms of the respective Participation Agreements, Toth and Toth II are obligated to transfer 50% of any payment received on account of the Assigned Claims to FSP, Inc., including payment received in the form of the Common Stock. Subject to the resolution of certain legal issues with respect to indemnification, Toth and Toth II intend to transfer 458,346 and 491,654 shares of Common Stock to FSP, Inc. respectively.

        Except as set forth above, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Toth is the direct record owner of 916,692 shares of the Common Stock and Toth II is the direct record owner of 983,308 shares of the Common Stock, which constitute approximately 3.4% and 3.6% of the total number of outstanding shares of the Common Stock, respectively.

        (b) Osiris is the managing member of Toth and Toth II, and acting through Toth and Toth II, indirectly has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of the Common Stock beneficially owned by Toth and Toth II. Osiris Management is the general partner of Osiris and Jackson and Blumberg are the managing members of Osiris Management. As a result, Osiris, Osiris Management, Jackson and Blumberg may be deemed to beneficially own the shares of the Common Stock directly owned by Toth I or Toth II.

        (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any of the Reporting Persons or any member or controlling person of any of the Reporting Persons during the past 60 days.

        (d) Pursuant to the Participation Agreements, FSP., Inc. has the contractual right to receive dividends from, or the proceeds from the sale of, 50% of the shares of Common Stock owned by Toth I and Toth II. Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

        (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        As described in Item 4 and 5(d) above, pursuant to the Participation Agreements, Toth I and Toth II are obligated to transfer 50% of any payment received on account of the Assigned Claims to FSP, Inc., including payment received in the form of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 1.  Joint Filing Agreement, dated as of January 9, 1998.

     Exhibit 2. Participation Agreement, dated as of February 7, 1997, between Toth and FSP, Inc.

     Exhibit 3. Participation Agreement, dated as of February 28, 1997, between Toth II and FSP, Inc.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998                TOTH, LLC

                                      By:  Osiris Group, L.P.
                                           its Managing Member
                                      By:  Osiris Management, LLC
                                           its General Partner
                                      By:  Steven Jackson
                                           Managing Member
                                           of Osiris Management, LLC

                                      /s/ Steven Jackson
                                      -------------------------------
                                      Name: Steven Jackson


Dated: January 9, 1998                TOTH II, LLC

                                      By:  Osiris Group, L.P.
                                           its Managing Member
                                      By:  Osiris Management, LLC
                                           its General Partner
                                      By:  Steven Jackson
                                           Managing Member
                                           of Osiris Management, LLC

                                      /s/ Steven Jackson
                                      -------------------------------
                                      Name: Steven Jackson


Dated: January 9, 1998                OSIRIS GROUP, L.P.

                                      By:  Osiris Management, LLC
                                           its General Partner
                                      By:  Steven Jackson
                                           Managing Member
                                           of Osiris Management, LLC

                                      /s/ Steven Jackson
                                      -------------------------------
                                      Name: Steven Jackson

Dated: January 9, 1998                OSIRIS MANAGEMENT, LLC

                                      By:  Steven Jackson
                                           its Managing Member

                                      /s/ Steven Jackson
                                      -----------------------------------
                                      Name: Steven Jackson


Dated: January 9, 1998                STEVEN JACKSON

                                      /s/ Steven Jackson
                                      -----------------------------------
                                      Name: Steven Jackson


Dated: January 9, 1998                DAVID BLUMBERG

                                      /s/ David Blumberg
                                      -----------------------------------
                                      Name: David Blumberg

                                EXHIBIT INDEX


Exhibit 1.  Joint Filing Agreement, dated as of January 9, 1998.

Exhibit 2. Participation Agreement, dated as of February 7, 1997, between Toth and FSP, Inc.

Exhibit 3. Participation Agreement, dated as of February 28, 1997, between Toth II and FSP, Inc.